Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM
NEWS RELEASE	2020-09

PolyMet reports results for year ended December 31, 2019

St. Paul, Minn., March 30, 2020 – PolyMet Mining Corp. TSX: POM; NYSE American: PLM, today reported that it has filed its financial results for the year ended December 31, 2019.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. dollars. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

Highlights and recent events for 2019 and 2020 to-date
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Following receipt of the final key permit in March, the company completed geotechnical investigations, installed monitoring wells, advanced project execution planning and implemented its environmental management system;

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In November 2019, mineral resources and reserves for the NorthMet deposit were updated based on results of the 2018-19 drilling program resulting in Proven and Probable Reserve increase of 14% to 290 million tons and Measured and Indicated Resource increase of 22% to 795 million tons;

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In June 2019, the company completed a $265.0 million rights offering, fully backstopped by Glencore, AG (“Glencore”) with the proceeds used to fully repay outstanding debt and strengthen the company’s financial position. As a result of the rights offering, Glencore’s ownership of the company’s issued shares increased to 71.6%;

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In March 2019, the company received the federal Record of Decision and wetlands permit from the U.S. Army Corps of Engineers for NorthMet, which was the last key permit or approval needed to construct and operate the project. This followed receipt of all state permits in late 2018 for which the company had applied, including the Permit to Mine, dam safety and water appropriations permits and air and water quality permits (all subject to litigation);  and

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A number of legal challenges have been filed contesting various aspects of federal and state decisions. The company continues to litigate these decisions in state and federal court. It has received favorable final decisions in six cases to date.

Goals and objectives for the next twelve months
PolyMet’s objectives include:

•	Successfully defend against legal challenges to permits;
•	Maintain political, social and regulatory support for the project;
•	Continue engineering and optimization of the project; and
•	Finalize project implementation plan.

Key Balance Sheet Statistics
(in ‘000 US dollars, except per share amounts)

Balance Sheet	December 31, 2019	December 31, 2018

Cash & equivalents	$7,401	$13,857
Working capital	(3,043)	(225,359)
Total assets	457,315	485,629
Total liabilities	73,175	300,587
Shareholders’ equity	$384,140	$185,042

Key Income and Cash Flow Statement Statistics
(in ‘000 US dollars, except per share amounts)

Income and Cash Flow Statement	Year ended December 31, 2019	Year ended December 31, 2018

General & administrative expense	$7,870	$7,070
Other Expenses:
Finance & Other	(947)	544
Non-cash rehabilitation accretion	2,072	1,796
Non-cash loss on fair value update	(264)	971
Non-cash asset impairment	47,168	-
Non-cash loss on debenture modification	2,004	4,109
Non-cash loss on disposals	-	553

Loss for the period:	57,903	15,043

Loss per share	0.09	0.05
Investing Activities
NorthMet Project	$19,740	$57,353

Weighted average shares outstanding	672,091,052	320,495,981

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Loss for the year ended December 31, 2019, was $57.9 million compared with $15.0 million for the prior year period. The increase was primarily due to a non-cash asset impairment related to project delays associated with legal challenges to permits. General and administrative expenses for the twelve months ended December 31, 2019, were $7.9 million compared with $7.1 million for the prior year period.

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Investment in the NorthMet Project totaled $19.7 million during the year ended December 31, 2019, compared with $57.4 million in the prior year period. The prior year included $21.1 million in wetland credit purchases and $10.0 million to fund the environmental rehabilitation trust required under the Permit to Mine.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc. (together “PolyMet” or the “company”), a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease. The project features significant assets including the deposit itself and infrastructure including existing rail, roads and utilities that connect the ore body to the plant site approximately seven rail miles away. The project is located in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received permits that provide authorization to build and operate an open pit mine and associated processing facilities. The permits, however, are the subject of ongoing litigation. NorthMet will take advantage of the region’s established supplier network and skilled workforce, is expected to require approximately two million hours of construction labor, will create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

In late December 2019, a novel coronavirus (COVID-19) was identified originating in China, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic.  The continued spread of COVID-19 globally, prolonged restrictive measures put in place to help control the outbreak of COVID-19 or other adverse public health developments could adversely affect global economies and financial markets.  These affects could result in volatility or an economic downturn having adverse effects on the future demand and prices for metals the company will produce and on the company’s ability to raise sufficient funds to finance ongoing development of the project. The extent to which COVID-19 impacts the company’s business, including the market for its securities, the ability to raise capital and valuation of non-financial assets including mineral property, plant and equipment and intangibles, will depend on future developments, which are highly uncertain and cannot be predicted at this time.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

For the purposes of TSX approval, the company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized stock exchange, such as the NYSE American.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.